January 24, 2012

Via EDGAR and Federal Express

Securities and Exchange Commission

100F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attn: John P. Nolan

Re: Wintrust Financial Corporation

Form 10-K for the Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarter Ended June 30, 2011

Filed August 9, 2011

Response dated October 4, 2011

File No. 001-30577

Ladies and Gentlemen,

On behalf of Wintrust Financial Corporation (the “Company” or “Wintrust”), I am writing in response to a telephonic request for clarification from Mr. Dave Irving of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to our response to the comments contained in the comment letter dated December 1, 2011 (the “Comment Letter”) of the Staff with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to John P. Nolan.

In response to Mr. Irving’s request regarding our response to Comment 11, to expand the period covered by our proposed disclosures in our proposed Rider 11B, we propose to revise our response as set forth below and in the attachment.

Form 10-Q for the Quarter Ended June 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Allowance for Loan Losses

Restructured Loans, page 81

11. We note your response to comment 15 in our letter dated September 21, 2011. We note that you remove certain loans from TDR classification that are in compliance with their modified terms for at least six months and the modified interest rate represents a market rate at the time of restructuring. Please tell us and revise your future filings to disclose how you determined the interest rates on these loans that were removed from TDR classification during the current period were representative of market rates taking into consideration the borrowers’ credit risk and prevailing economic conditions. Please also consider disclosing a rollforward of your TDR loan balances that would provide for gross additions and reductions separately for each class of financing receivable.

We propose to revise our disclosure in response to the Staff’s comment.

The draft of the first revised disclosure is attached as Exhibit 11A. We intend to include the disclosure in footnote 7 (“Allowance for Loan Losses”) in the section entitled “Restructured Loans”. The draft of the second revised disclosure is attached as Exhibit 11B. We intend to include the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the section entitled “Loan Portfolio and Asset Quality - Restructured Loans”.

We undertake to include such revised disclosure in our future filings.

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me directly at (847) 615-4047. My fax number is (877) 873-5406, and my email address is lreategui@wintrust.com

Sincerely,

/s/ Lisa J. Reategui

Lisa J. Reategui
Executive Vice President,
General Counsel & Corporate Secretary

Exhibit 11A

All credits determined to be a TDR will continue to be classified as a TDR in all subsequent periods, unless the borrower has been in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) and the modified interest rate represented a market rate at the time of a restructuring. The Managed Assets Division, in consultation with the respective loan officer, determines whether the modified interest rate represented a current market rate at the time of a restructuring. Using knowledge of current market conditions and rates, competitive pricing on recent loan originations, and an assessment of various characteristics of the modified loan (including collateral position and payment history), an appropriate market rate for a new borrower with similar risk is determined. If the modified interest rate meets or exceeds this market rate for a new borrower with similar risk, the modified interest rate represents a market rate at the time of restructuring. Additionally, before removing a loan from TDR classification, a review of the current or previously measured impairment on the loan and any concerns related to future performance by the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review by the Managed Assets Division, the TDR classification is not removed from the loan.

Exhibit 11B

The tables below present restructured loans and shows the changes in the balance of restructured loans by loan category for the years ending December 31, 2011, 2010 and 2009 respectively:

Year Ended December 31, 2011

(Dollars in thousands)	Commercial	Commercial Real-estate	Residential Real-estate and Other	Total
Balance at beginning of period	$18,028	$81,366	$1,796	$101,190
Additions during the period	6,956	87,656	5,916	100,528
Reductions:
Charge-offs	(5,959)	(16,396)	(753)	(23,108)
Transferred to OREO	—	(8,288)	—	(8,288)
Removal of restructured loan status (1)	(6,588)	(9,537)	—	(16,125)
Payments received	(1,603)	(22,005)	(71)	(23,679)

Balance at period end	$10,834	$112,796	$6,888	$130,518

(1)	Loan was previously classified as a troubled debt restructuring (“TDR”) and subsequently performed in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) at a modified interest rate which represented a market rate at the time of restructuring. Per our TDR policy, the TDR classification is removed.

Year Ended December 31, 2010

(Dollars in thousands)	Commercial	Commercial Real-estate	Residential Real-estate and Other	Total
Balance at beginning of period	$10,946	$21,252	$234	$32,432
Additions during the period	14,916	79,715	3,269	97,900
Reductions:
Charge-offs	—	(5,393)	(35)	(5,428)
Transferred to OREO	(94)	(3,695)	(1,665)	(5,454)
Removal of restructured loan status (1)	(5,726)	(5,000)	(2)	(10,728)
Payments received	(2,014)	(5,513)	(5)	(7,532)

Balance at period end	$18,028	$81,366	$1,796	$101,190

(1)	Loan was previously classified as a troubled debt restructuring (“TDR”) and subsequently performed in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) at a modified interest rate which represented a market rate at the time of restructuring. Per our TDR policy, the TDR classification is removed.

Year Ended December 31, 2009

(Dollars in thousands)	Commercial	Commercial Real-estate	Residential Real-estate and Other	Total
Balance at beginning of period	$—	$—	$—	$—
Additions during the period	10,946	21,252	234	32,432
Reductions:
Charge-offs	—	—	—	—
Removal of restructured loan status (1)	—	—	—	—
Payments received	—	—	—	—

Balance at period end	$10,946	$21,252	$234	$32,432

(1)	Loan was previously classified as a troubled debt restructuring (“TDR”) and subsequently performed in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) at a modified interest rate which represented a market rate at the time of restructuring. Per our TDR policy, the TDR classification is removed.